Exhibit 21

SUBSIDIARIES OF REGISTRANT

Subsidiaries	Jurisdiction of Incorporation

VOXX Accessories Corp.	Delaware
VOXX Electronics Corp.	Delaware
Audiovox German Holdings GmbH	Germany
EyeLock LLC	Delaware
Klipsch Holding LLC	Delaware
Voxx Automotive Corporation	Delaware
VOXX International (Germany) GmbH	Germany